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                             March 2, 2021

       David Nikzad
       President
       Ei.Ventures, Inc.
       1215 South Kihei Road, #424
       Kihei, HI 96753

                                                        Re: Ei.Ventures, Inc.
                                                            Amendment No. 5 to
Draft Offering Statement on Form 1-A
                                                            Submitted February
26, 2021
                                                            CIK No. 0001823182

       Dear Mr. Nikzad:

              We have reviewed your amended draft offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to this comment, we may have additional comments.

       Draft Offering Statement on Form 1-A

       Financial Statements, page F-1

   1. Please include a currently dated consent from your auditors when the filing is submitted.
              You may contact Nudrat Salik at 202-551-3692 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact
       Alan Campbell at 202-551-4224 or Celeste Murphy at 202-551-3257 with any other questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Life Sciences